Exhibit 99.1

Sundial Announces Pricing of Upsized

Initial Public Offering

CALGARY, July 31, 2019 /CNW/ - Sundial Growers Inc. (“Sundial” or the “Company”) today announced the pricing of its upsized initial public offering of 11,000,000 common shares at a price to the public of US$13.00 per share. In addition, the underwriters have been granted a 30-day over-allotment option to purchase up to 1,650,000 additional common shares.

The Nasdaq Global Select Market, or the Nasdaq, in the United States has approved the listing of the common shares. The common shares are expected to begin trading on the Nasdaq on August 1, 2019 under the ticker “SNDL”. The initial public offering is expected to close on August 6, 2019, subject to the satisfaction of customary closing conditions.

Cowen, BMO Capital Markets and RBC Capital Markets are acting as joint book-running managers for the IPO. Barclays and CIBC Capital Markets are acting as bookrunners and Scotiabank is acting as co-manager for the IPO.

Copies of the U.S. prospectus, when available, may be obtained from the SEC’s website or from Cowen, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by email to PostSaleManualRequests@broadridge.com or by telephone at 833-297-2926. Copies of the Canadian prospectus, when available, may be obtained from www.sedar.com or from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or RBC Capital Markets, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Simon Yeung, or via telephone: (416) 842-5349, or via email at simon.yeung@rbc.com.

The offering will be made only by means of a prospectus.

A registration statement relating to these securities has been filed with, and been declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has obtained a receipt for a final base PREP prospectus filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, on July 30, 2019. A copy of the supplemented PREP prospectus containing pricing information and other important information relating to the common shares may, when available, be obtained from the underwriters at the addresses set out above and will be available on the SEDAR website at www.sedar.com under the Company’s profile. Investors should read the prospectus before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this press release.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

•	Heal – cannabis products used as prescription medicine

•	Help – cannabis products that strive to promote overall health and wellness through cannabinol (CBD)

•	Play – cannabis products to enhance social, spiritual and recreational occasions

Sundial operates five facilities, including two facilities in Alberta and three in the United Kingdom, and is currently building a third Canadian facility in British Columbia.

SOURCE Sundial Growers Inc.

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., T: 1.403.815.7340, E: spilon@sundialgrowers.com

This press release contains “forward-looking statements”, which may be identified by the use of words such as, “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe, “intend”, “plan”, “forecast”, “project”, “estimate”, “outlook” and other similar expressions, including statements in respect of the over-allotment option, Sundial’s intentions with respect to stock exchange listing and the expected closing of the offering. Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including assumptions in respect of current and future market conditions. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking statements in this press release, and, accordingly, you should not place undue reliance on any such forward-looking statements and they are not guarantees of future results. Forward-looking statements involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements, including that the eventual offering price in respect of the initial public offering may fall outside of the price range provided in the registration statement and the prospectus . Please see the heading “Risk Factors” in the registration statement and the prospectus for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Sundial does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.